AGREEMENT OF SALE

     THIS AGREEMENT OF SALE (this "Agreement"), is entered into as of the 21st day of February, 1997, by and between EEA Development, Inc., a Delaware corporation ("Purchaser"), and N.H. Associates, an Illinois limited partnership ("Seller").

                             W I T N E S S E T H:

1. PURCHASE AND SALE. Purchaser agrees to purchase and Seller agrees to sell at the price of Twenty-Two Million Seven Hundred Fifty Thousand And No/100 Dollars ($22,750,000.00) (the "Purchase Price"), that certain property commonly known as North Hill Apartments, Atlanta, Georgia, legally described on Exhibit A attached hereto (the "Property"). Included in the Purchase Price is all of the personal property set forth on Exhibit B attached hereto (the "Personal Property").

2.   PURCHASE PRICE.  The Purchase Price shall be paid by Purchaser as follows:

     2.1. Upon the execution of this Agreement, the sum of One Hundred Fifty Thousand and No/100 Dollars ($150,000.00) (the "Original Earnest Money") to be held in escrow by and in accordance with the provisions of the Escrow Agreement ("Escrow Agreement") attached hereto as Exhibit C;

     2.2. On or before 2:00 p.m. Chicago time on February 10, 1997, Purchaser shall deliver to Escrow Agent funds in the amount of One Hundred Fifty Thousand and No/100 Dollars ($150,000.00) (the "Additional Earnest Money"; the Original Earnest Money, plus the Additional Earnest Money, if any, being referred to herein together as the "Earnest Money"), provided that Purchaser has not terminated this Agreement pursuant to Paragraph 7;

     2.3. The assumption by Purchaser of the obligations relating to the current financing encumbering the Property evidenced by Purchaser accepting title to the Property subject to the obligations of Seller, as "Owner" under the Existing Bond and Mortgage Documents (hereinafter defined); and

     2.4. On the "Closing Date" (hereinafter defined), the balance of the Purchase Price (i.e., $22,750,000.00 less (a) the then outstanding principal amount of the Bonds (hereinafter defined) and (b) the amount of the Earnest Money), adjusted in accordance with the prorations, by federally wired "immediately available" funds, to the appropriate escrow agent, on or before 11:00 a.m Chicago time.

3.   TITLE COMMITMENT AND SURVEY.

     3.1. Attached hereto as Exhibit D is a copy of a title commitment for an owner's standard title insurance policy issued by Near North National Title Corporation as agent for First American Title Insurance Company (hereinafter referred to as "First American") dated July 8, 1996 for the Property (the "FA Commitment"). For purposes of this Agreement, "Permitted Exceptions" shall mean: (a) general real estate taxes, association assessments, special
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assessments, special district taxes and related charges not yet due and payable; (b) matters shown on the "Survey" (hereinafter defined); (c) matters caused by the actions of Purchaser; (d) the Existing Bond and Mortgage Documents including, without limitation, the Regulatory Agreement (hereinafter defined); and (e) the title exceptions set forth in Schedule B, Part II of the FA Commitment as Numbers 7 and 9 through 18 inclusive, to the extent that same affect the Property. All other exceptions to title shall be referred to as "Unpermitted Exceptions". The FA Commitment shall be conclusive evidence of good title as therein shown as to all matters to be insured by the title policy, subject only to the exceptions therein stated. Purchaser intends to order an updated title commitment (the "Title Commitment") from Chicago Title Insurance Company (the "Title Insurer"). Any title exception raised on the Title Commitment and not raised on the FA Commitment resulting from actions or documents dated on or prior to July 8, 1996 shall be deemed Permitted Exceptions. On the Closing Date, Title Insurer shall deliver to Purchaser a standard title policy in conformance with the Title Commitment, subject only to Permitted Exceptions and Unpermitted Exceptions waived by Purchaser (the "Title Policy"). Purchaser shall pay for the costs of the Title Commitment and Title Policy and Purchaser shall pay for the cost of any endorsements to, or extended coverage on, the Title Policy.

     3.2. Purchaser has received a survey of the Property prepared by Construction Engineering Associates recertified August 2, 1996 (the "Survey"). Purchaser shall update the survey and pay for the costs of the Survey and the costs of updating the Survey of the Property. Purchaser hereby acknowledges that all matters disclosed by the Survey are acceptable to Purchaser.

     3.3. The obligation of Purchaser to pay various costs set forth in Paragraphs 3.1 and 3.2 shall survive the termination of this Agreement.

4. PAYMENT OF CLOSING COSTS. Seller shall pay for the costs of the transfer tax to be paid with reference to the "Deed" (hereinafter defined). In addition to the costs set forth in Paragraphs 3.1 and 3.2, Purchaser shall pay for the costs of all other stamps, intangible, transfer, documentary, recording, sales tax and surtax imposed by law with reference to any other sale documents delivered in connection with the sale of the Property to Purchaser and all other charges of the Title Insurer in connection with this transaction. Each party shall pay for its respective attorney's fees.

5.   CONDITION OF TITLE.

     5.1. If, prior to "Closing" (as hereinafter defined), a date-down to the Title Commitment or the update of the Survey discloses any new Unpermitted Exception, Seller shall have thirty (30) days from the date of the date-down to the Title Commitment or the update of the Survey, as applicable, at Seller's expense, to (i) bond over, cure and/or have any Unpermitted Exceptions which in the aggregate, do not exceed $25,000.00, removed from the Title Commitment or to have the Title Insurer commit to insure against loss or damage that may be occasioned by such Unpermitted Exceptions, or (ii) have the right, but not the obligation, to bond over, cure and/or have any Unpermitted Exceptions which, in the aggregate, equal or exceed $25,000.00, removed from the Title Commitment or to have the Title Insurer commit to insure against loss or damage that may be
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occasioned by such Unpermitted Exceptions.  In such event, the time of Closing shall be delayed, if necessary, to give effect to said aforementioned time periods. If Seller fails to cure or have said Unpermitted Exception removed or have the Title Insurer commit to insure as specified in (i) in the preceding sentence above within said thirty (30) day period or if Seller elects not to exercise its rights under (ii) in the preceding sentence and notifies purchaser of same, Purchaser may either (x) proceed to Closing and receive a credit of up to $25,000.00 against the Purchase Price or (y) terminate this Agreement upon notice to Seller within ten (10) days after receipt of notice from Seller stating its election not to cure said Unpermitted Exception or, if notice is not delivered, the expiration of said thirty (30) day period; provided, however, and notwithstanding anything contained herein to the contrary, if the Unpermitted Exception which gives rise to Purchasers right to terminate was recorded against the Property as a result of the affirmative, willful action of Seller (and not by any unrelated third party) with intention to prevent the sale of the Property in accordance with the terms hereof, then Purchaser shall have the additional rights contained in Paragraph 11 herein. Absent notice from Purchaser to Seller in accordance with the preceding sentence, Purchaser shall be deemed to have elected to take title subject to said Unpermitted Exception. If Purchaser terminates this Agreement in accordance with the terms of this Paragraph 5.1, this Agreement shall become null and void without further action of the parties and all Earnest Money theretofore deposited into the escrow by Purchaser together with any interest accrued thereon, shall be returned to Purchaser, and neither party shall have any further liability to the other, except for Purchaser's obligation to indemnify Seller and restore the Property, as more fully set forth in Paragraph 7.

     5.2. Seller agrees to convey fee simple title to the Property to Purchaser by limited warranty deed (the "Deed") in recordable form subject only to the Permitted Exceptions and any Unpermitted Exceptions waived by Purchaser.

6.   CONDEMNATION, EMINENT DOMAIN, DAMAGE AND CASUALTY.

     6.1. Except as provided in the indemnity provisions contained in Paragraph 7.1 of this Agreement, Seller shall bear all risk of loss with respect to the Property up to the earlier of the dates upon which either possession or title is transferred to Purchaser in accordance with this Agreement. Notwithstanding the foregoing, in the event of damage to the Property by fire or other casualty prior to the Closing Date, repair of which would cost less than or equal to $100,000.00 (as determined by Seller in good faith) Purchaser shall not have the right to terminate its obligations under this Agreement by reason thereof, but Seller shall have the right to elect to either repair and restore the Property (in which case the Closing Date shall be extended until completion of such restoration) or to assign and transfer to Purchaser on the Closing Date all of Seller's right, title and interest in and to all insurance proceeds paid or payable to Seller on account of such fire or casualty, together with a credit for any deductible applicable to the claim relating to such insurance proceeds. Seller shall promptly notify Purchaser in writing of any such fire or other casualty and Seller's determination of the cost to repair the damage caused thereby. In the event of damage to the Property by fire or other casualty prior to the Closing Date, repair of which
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would cost in excess of $100,000.00 (as determined by Seller in good faith based on initial estimates of repair from one or more independent contractors), then this Agreement may be terminated at the option of Purchaser, which option shall be exercised, if at all, by Purchaser's written notice thereof to Seller within ten (10) business days after Purchaser receives written notice of such fire or other casualty and Seller's determination of the amount of such damages, and upon the exercise of such option by Purchaser this Agreement shall become null and void, the Earnest Money deposited by Purchaser shall be returned to Purchaser together with interest thereon, and neither party shall have any further liability or obligations hereunder. In the event that Purchaser does not exercise the option set forth in the preceding sentence, the Closing shall take place on the Closing Date and Seller shall assign and transfer to Purchaser on the Closing Date all of Seller's right, title and interest in and to all insurance proceeds paid or payable to Seller on account of the fire or casualty, together with a credit for any deductible applicable to the claim relating to such insurance proceeds.

     6.2. If between the date of this Agreement and the Closing Date, any condemnation or eminent domain proceedings are initiated which might result in the taking of any part of the Property or the taking or closing of any right of access to the Property, Seller shall immediately notify Purchaser of such occurrence. In the event that the taking of any part of the Property shall:
(i) materially impair access to the Property; (ii) cause any material non-compliance with any applicable law, ordinance, rule or regulation of any federal, state or local authority or governmental agencies having jurisdiction over the Property or any portion thereof; or (iii) materially and adversely impair the use of the Property as it is currently being operated (hereinafter collectively referred to as a "Material Event"), Purchaser may:

          6.2.1. terminate this Agreement by written notice to Seller, in which event the Earnest Money deposited by Purchaser, together with interest thereon, shall be returned to Purchaser and all rights and obligations of the parties hereunder with respect to the closing of this transaction will cease; or

          6.2.2. proceed with the Closing, in which event Seller shall assign to Purchaser all of Seller's right, title and interest in and to any award made in connection with such condemnation or eminent domain proceedings.

     6.3. Purchaser shall then notify Seller, within ten (10) business days after Purchaser's receipt of Seller's notice, whether Purchaser elects to exercise its rights under Paragraph 6.2.1 or Paragraph 6.2.2. Closing shall be delayed, if necessary, until Purchaser makes such election. If Purchaser fails to make an election within such ten (10) business day period, Purchaser shall be deemed to have elected to exercise its rights under Paragraph 6.2.2. If between the date of this Agreement and the Closing Date, any condemnation or eminent domain proceedings are initiated which do not constitute a Material Event, Purchaser shall be required to proceed with the Closing, in which event Seller shall assign to Purchaser all of Seller's right, title and interest in and to any award made in connection with such condemnation or eminent domain proceedings.

7.   INSPECTION AND AS-IS CONDITION.

     7.1. During the period commencing on January 10, 1997 and ending at 5:00 p.m. Chicago time on February 27, 1997 (said period being herein referred to as the "Inspection Period"), Purchaser and the agents, engineers, employees, contractors and surveyors retained by Purchaser may enter upon the Property, at any reasonable time and upon reasonable prior notice to Seller, to inspect the Property, including a review of leases located at the Property, and to conduct and prepare such studies, tests and surveys as Purchaser may deem reasonably necessary and appropriate. In connection with Purchaser's review of the Property, Seller agrees to deliver to Purchaser copies of the current rent roll for the Property, the most recent tax and insurance bills, utility account numbers, service contracts, and unaudited year end 1995 and year-to-date 1996 operating statements. Furthermore, if the following are reasonably available to Seller, Seller shall deliver to Purchaser plans and specifications.

     All of the foregoing tests, investigations and studies to be conducted under this Paragraph 7.1 by Purchaser shall be at Purchaser's sole cost and expense and Purchaser shall restore the Property to the condition existing prior to the performance of such tests or investigations by or on behalf of Purchaser. Purchaser shall defend, indemnify and hold Seller and any affiliate, parent of Seller, and all shareholders, employees, officers and directors of Seller or Seller's affiliate or parent (hereinafter collectively referred to as "Affiliate of Seller") harmless from any and all liability, cost and expense (including without limitation, reasonable attorney's fees, court costs and costs of appeal) suffered or incurred by Seller or Affiliates of Seller for injury to persons or property caused by Purchaser's investigations and inspection of the Property. Purchaser shall undertake its obligation to defend set forth in the preceding sentence using attorneys selected by Seller, in Seller's sole discretion.

     Prior to commencing any such tests, studies and investigations, Purchaser shall furnish to Seller a certificate of insurance evidencing comprehensive general public liability insurance insuring the person, firm or entity performing such tests, studies and investigations and listing Seller and Purchaser as additional insureds thereunder.

     If Purchaser is dissatisfied with the results of the tests, studies or investigations performed or information received pursuant to this Paragraph 7.1, Purchaser shall have the right to terminate this Agreement by giving written notice of such termination to Seller at any time prior to the expiration of the Inspection Period. If written notice is not received by Seller pursuant to this Paragraph 7.1 prior to the expiration of the Inspection Period, then the right of Purchaser to terminate this Agreement pursuant to this Paragraph 7.1 shall be waived. If Purchaser terminates this Agreement by written notice to Seller prior to the expiration of the Inspection Period: (i) Purchaser shall promptly deliver to Seller copies of all studies, reports and other investigations obtained by Purchaser in connection with its due diligence during the Inspection Period; and (ii) the Earnest Money deposited by Purchaser shall be immediately paid to Purchaser, together with any interest earned thereon, less $100 which shall be paid to Seller as further consideration for the Inspection Period, and neither Purchaser nor Seller shall have any right, obligation or liability under this Agreement, except for Purchaser's obligation to indemnify Seller and restore the Property, as more fully set forth in this Paragraph 7.1. Notwithstanding anything contained herein to the contrary, the terms of this Paragraph 7.1, shall survive the Closing and the delivery of the Deed and termination of this Agreement.

     7.2. Seller makes no representations or warranties relating to the condition of the Property or the Personal Property, except as specifically set forth herein. Purchaser acknowledges and agrees that it will be purchasing the Property and the Personal Property based solely upon its inspections and investigations of the Property and the Personal Property, and that Purchaser will be purchasing the Property and the Personal Property "AS IS" and "WITH ALL FAULTS", based upon the condition of the Property and the Personal Property as of the date of this Agreement, wear and tear and loss by fire or other casualty or condemnation excepted. Without limiting the foregoing, Purchaser acknowledges that, except as may otherwise be specifically set forth elsewhere in this Agreement, neither Seller nor its consultants, brokers or agents have made any representations or warranties of any kind upon which Purchaser is relying as to any matters concerning the Property or the Personal Property, including, but not limited to, the condition of the land or any improvements comprising the Property, the existence or non-existence of "Hazardous Materials" (as hereinafter defined), economic projections or market studies concerning the Property, any development rights, taxes, bonds, covenants, conditions and restrictions affecting the Property, water or water rights, topography, drainage, soil, subsoil of the Property, the utilities serving the Property or any zoning or building laws, rules or regulations or "Environmental Laws" (hereinafter defined) affecting the Property. Seller makes no representation or warranty that the Property complies with Title III of the Americans with Disabilities Act or any fire code or building code. Purchaser hereby releases Seller and the Affiliates of Seller from any and all liability in connection with any claims which Purchaser may have against Seller or the Affiliates of Seller, and Purchaser hereby agrees not to assert any claims for contribution, cost recovery or otherwise, against Seller or the Affiliates of Seller, relating directly or indirectly to the existence of asbestos or Hazardous Materials on, or environmental conditions of, the Property, whether known or unknown. As used herein, "Environmental Laws" means all federal, state and local statutes, codes, regulations, rules, ordinances, orders, standards, permits, licenses, policies and requirements (including consent decrees, judicial decisions and administrative orders) relating to the protection, preservation, remediation or conservation of the environment or worker health or safety, all as amended or reauthorized, or as hereafter amended or reauthorized, including without limitation, the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), 42 U.S.C.
Section 9601 et seq., the Resource Conservation and Recovery Act of 1976 ("RCRA"), 42 U.S.C. Section 6901 et seq., the Emergency Planning and Community Right-to-Know Act ("Right-to-Know Act"), 42 U.S.C. Section 11001 et seq., the Clean Air Act ("CAA"), 42 U.S.C. Section 7401 et seq., the Federal Water Pollution Control Act ("Clean Water Act"), 33 U.S.C. Section 1251 et seq., the Toxic Substances Control Act ("TSCA"), 15 U.S.C. Section 2601 et seq., the Safe Drinking Water Act ("Safe Drinking Water Act"), 42 U.S.C. Section 300f et seq., the Atomic Energy Act ("AEA"), 42 U.S.C. Section 2011 et seq., the Occupational Safety and Health Act ("OSHA"), 29 U.S.C. Section 651 et seq., and the

Hazardous Materials Transportation Act (the "Transportation Act"), 49 U.S.C.
Section 1802 et seq.  As used herein, "Hazardous Materials" means:
(1) "hazardous substances," as defined by CERCLA; (2) "hazardous wastes," as defined by RCRA; (3) any radioactive material including, without limitation, any source, special nuclear or by-product material, as defined by AEA; (4) asbestos in any form or condition; (5) polychlorinated biphenyls; and (6) any other material, substance or waste to which liability or standards of conduct may be imposed under any Environmental Laws. Notwithstanding anything contained herein to the contrary, the terms of this Paragraph 7.2 shall survive the Closing and the delivery of the Deed and termination of this Agreement.

     7.3. Seller has provided to Purchaser certain unaudited historical financial information regarding the Property relating to certain periods of time in which Seller owned the Property. Seller and Purchaser hereby acknowledge that such information has been provided to Purchaser at Purchaser's request solely as illustrative material. Seller makes no representation or warranty that such material is complete or accurate or that Purchaser will achieve similar financial or other results with respect to the operations of the Property, it being acknowledged by Purchaser that Seller's operation of the Property and allocations of revenues or expenses may be vastly different than Purchaser may be able to attain. Purchaser acknowledges that it is a sophisticated and experienced purchaser of real estate and further that Purchaser has relied upon its own investigation and inquiry with respect to the operation of the Property and releases Seller and the Affiliates of Seller from any liability with respect to such historical information. Notwithstanding anything contained herein to the contrary, the terms of this Paragraph 7.3 shall survive the Closing and the delivery of the Deed and termination of this Agreement.

     7.4. Seller has provided to Purchaser the following existing report:
Environmental/Industrial Hygiene Assessment Report prepared by Comprehensive Environmental Assessments for the Lender (hereinafter defined), dated July 11,
1994 ("Existing Report").   Seller makes no representation or warranty
concerning the accuracy or completeness of the Existing Report. Purchaser hereby releases Seller and the Affiliates of Seller from any liability whatsoever with respect to the Existing Report, or, including, without limitation, the matters set forth in the Existing Report, and the accuracy and/or completeness of the Existing Report. Furthermore, Purchaser acknowledges that it will be purchasing the Property with all faults disclosed in the Existing Report. Notwithstanding anything contained herein to the contrary, the terms of this Paragraph 7.4 shall survive the Closing and the delivery of the Deeds and termination of this Agreement.

8.   CLOSING.

     8.1. The closing of this transaction (the "Closing") shall be on March 27, 1997 (the "Closing Date"), at the office of Title Insurer, Atlanta, Georgia, at which time Seller shall deliver possession of the Property to Purchaser. The Closing Date may be extended in accordance with Paragraph 18.3 hereof. This transaction shall be closed through an escrow with Title Insurer, in accordance with the general provisions of the usual and customary form of deed and money escrow for similar transactions in Georgia, or at the option of either party, the Closing shall be a "New York style" closing at which the Purchaser shall wire the Purchase Price to Title Insurer on the Closing Date and prior to the release of the Purchase Price to Seller, Purchaser shall receive the Title Policy or marked up commitment dated the date of the Closing Date. In the event of a New York style closing, Seller shall deliver to Title Insurer any customary affidavit in connection with a New York style closing.

     8.2. On the Closing Date, the Purchaser shall assume all obligations of the Seller under the Existing Bond and Mortgage Documents accruing from and after the Closing Date as evidenced and/or secured by, among other items, the Indenture (hereinafter defined), the Financing Agreement (hereinafter defined), the Regulatory Agreement, the Guaranty (hereinafter defined), Multifamily Note (hereinafter defined) and the Multifamily Deed to Secure Debt (hereinafter defined), which Bonds will have an outstanding principal balance of approximately $16,600,000.00 as of January 1, 1997. In addition, Purchaser or Purchaser's affiliate shall assume all obligations accruing from and after the Closing Date of the "Key Principal" under the terms of the Multifamily Note and the Multifamily Deed of Trust. Seller hereby authorizes Purchaser to discuss any and all issues relating to the Bonds and the Existing Bond and Mortgage Documents with Fannie Mae, the Issuer, the Trustee, the Lender (all such terms, hereinafter defined) and any other interested parties. Seller will reasonably cooperate with Purchaser in facilitating such discussions.

9.   CLOSING DOCUMENTS.

     9.1. On the Closing Date, Seller and Purchaser shall execute and deliver to one another a joint closing statement. In addition, Purchaser shall deliver to Seller the balance of the Purchase Price, an assumption of the documents set forth in Paragraph 9.2.3, 9.2.4 and 9.2.13 and such other documents as may be reasonably required by the Title Insurer in order to consummate the transaction as set forth in this Agreement.

     9.2. On or prior to the Closing Date, Seller shall deliver to Purchaser the following:

          9.2.1. the Deed (in the form of Exhibit E attached hereto), subject to Permitted Exceptions and those Unpermitted Exceptions waived by Purchaser;

          9.2.2. a limited warranty bill of sale conveying the Personal Property (in the form of Exhibit F attached hereto);

          9.2.3. assignment and assumption of intangible property (in the form attached hereto as Exhibit G), including, without limitation, the service contracts listed in Exhibit H, and if required by the company providing telephone service, the form provided by said company for the transfer of such service;

          9.2.4. an assignment and assumption of leases and security deposits (in the form attached hereto as Exhibit I);

          9.2.5. non-foreign affidavit (in the form of Exhibit J attached hereto);
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          9.2.6. original, or if not available, copies of, leases affecting the Property in Seller's possession to be delivered at the Property;

          9.2.7. all documents and instruments reasonably required by the Title Insurer to issue the Title Policy including those necessary to delete the standard exceptions which do not relate to survey matters;

          9.2.8. possession of the Property to Purchaser subject to terms of the leases;

          9.2.9. evidence of the termination of the management agreement;

          9.2.10.notice to the tenants of the Property of the transfer of title and assumption by Purchaser of the landlord's obligation under the leases and the obligation to refund the security deposits (in the form of Exhibit K);

          9.2.11.an updated rent roll;

          9.2.12.originals, to the extent in Seller's possession or control, or copies of Existing Bond and Mortgage Documents;

          9.2.13.an assignment and assumption of Existing Bond and Mortgage Documents (in the form of Exhibit M);

          9.2.14.an opinion of bond counsel satisfying the requirements of Paragraph 18.2.2 below;

          9.2.15.a certificate from Seller to Purchaser in the form of Exhibit O ("Seller's Certificate"); and

          9.2.16.property files and keys to be delivered at the Property.

10. PURCHASER'S DEFAULT. ALL EARNEST MONEY DEPOSITED INTO THE ESCROW IS TO SECURE THE TIMELY PERFORMANCE BY PURCHASER OF ITS OBLIGATIONS AND UNDERTAKINGS UNDER THIS AGREEMENT. IN THE EVENT OF A DEFAULT OF THE PURCHASER UNDER THE PROVISIONS OF THIS AGREEMENT, SELLER SHALL RETAIN ALL OF THE EARNEST MONEY AND THE INTEREST THEREON AS SELLER'S SOLE RIGHT TO DAMAGES OR ANY OTHER REMEDY, EXCEPT FOR PURCHASER'S OBLIGATIONS TO INDEMNIFY SELLER AND RESTORE THE PROPERTY AS SET FORTH IN PARAGRAPH 7.1 HEREOF. THE PARTIES HAVE AGREED THAT SELLER'S ACTUAL DAMAGES, IN THE EVENT OF A DEFAULT BY PURCHASER, WOULD BE EXTREMELY DIFFICULT OR IMPRACTICAL TO DETERMINE. THEREFORE, BY PLACING THEIR INITIALS BELOW, THE PARTIES ACKNOWLEDGE THAT THE EARNEST MONEY HAS BEEN AGREED UPON, AFTER NEGOTIATION, AS THE PARTIES' REASONABLE ESTIMATE OF SELLER'S DAMAGES.

11. SELLER'S DEFAULT. IF THIS SALE IS NOT COMPLETED BECAUSE OF SELLER'S DEFAULT, PURCHASER'S SOLE REMEDY SHALL BE THE RETURN OF ALL EARNEST MONEY TOGETHER WITH ANY INTEREST ACCRUED THEREON, AND THIS AGREEMENT SHALL THEN BECOME NULL AND VOID AND OF NO EFFECT AND THE PARTIES SHALL HAVE NO FURTHER LIABILITY TO EACH OTHER AT LAW OR IN EQUITY, EXCEPT FOR PURCHASER'S OBLIGATIONS TO INDEMNIFY SELLER AND RESTORE THE PROPERTY AS SET FORTH MORE FULLY IN PARAGRAPH 7. NOTWITHSTANDING ANYTHING CONTAINED HEREIN TO THE CONTRARY, IF
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SELLER'S DEFAULT IS ITS WILLFUL REFUSAL TO DELIVER THE DEED OR ANY OTHER
CONVEYANCE DOCUMENT REFERENCED IN PARAGRAPH 9, OR SELLER'S (AND NOT AN UNRELATED THIRD PARTIES) AFFIRMATIVE, WILLFUL ACTION WHICH RESULTS IN THE RECORDING OF AN ENCUMBRANCE AGAINST THE PROPERTY WITH THE INTENTION TO PREVENT THE SALE OF THE PROPERTY IN ACCORDANCE WITH THE TERMS HEREOF THEN PURCHASER WILL BE ENTITLED TO SUE FOR SPECIFIC PERFORMANCE.

12.  PRORATIONS.

     12.1. Rents (exclusive of delinquent rents, but including prepaid rents); prepaid associations dues, refundable security deposits (which will be assigned to and assumed by Purchaser and credited to Purchaser at Closing); prepaid or accrued (as the case may be) interest on the Existing Bond and Mortgage Documents, water and other utility charges; fuels; prepaid operating expenses; management fees in the amount of 5%; real and personal property taxes; and other similar items shall be adjusted ratably as of 12:01 a.m. on the Closing Date, and credited against the balance of the cash due at Closing. To the extent any escrows or bond repayment deposits established in connection with the Bonds or Existing Bond and Mortgage Documents are not refunded to Seller at Closing, the proceeds in said escrows shall be assigned to Purchaser and the amounts thereof shall be a credit to Seller at the Closing. Assessments payable in installments which are due subsequent to the Closing Date shall be paid by Purchaser. If the amount of any of the items to be prorated is not then ascertainable, the adjustments thereof shall be on the basis of the most recent ascertainable data. All prorations will be final except as to delinquent rent referred to in Paragraph 12.2 below.

     12.2. All basic rent paid following the Closing Date by any tenant of the Property who is indebted under a lease for basic rent for any period prior to and including the Closing Date after the payment to Purchaser of all current basic rent shall be deemed a "Post-Closing Receipt" until such time as all such indebtedness is paid in full. Within ten (10) days following each receipt by Purchaser of a Post-Closing Receipt, Purchaser shall pay such Post-Closing Receipt to Seller, Purchaser shall use reasonable efforts to collect all amounts which, upon collection, would constitute Post-Closing Receipts hereunder, but shall not be liable to Seller for its failure to collect same. Within 120 days after the Closing Date, Purchaser shall deliver to Seller a reconciliation statement of Post-Closing Receipts through the first 90 days after the Closing Date. Upon the delivery of the Post-Closing Receipts reconciliation, Purchaser shall deliver to Seller any Post-Closing Receipts owing to Seller and not previously delivered to Seller in accordance with the terms hereof. Seller retains the right to conduct an audit, at the expense of Seller at reasonable times and upon reasonable notice, of Purchaser's books and records to verify the accuracy of the Post-Closing Receipts reconciliation statement and upon the verification of additional funds owing to Seller, Purchaser shall pay to Seller said additional Post-Closing Receipts, and in the event Seller's audit discovers additional Post-Closing Receipts greater than $5,000.00, Purchaser shall pay the cost of performing Seller's audit.
Paragraph 12.2 of this Agreement shall survive the Closing and the delivery and recording of the deed.

13. RECORDING. Neither this Agreement nor a memorandum thereof shall be recorded and the act of recording by Purchaser shall be an act of default hereunder by Purchaser and subject to the provisions of Paragraph 10 hereof.

14. ASSIGNMENT. The Purchaser shall not have the right to assign its interest in this Agreement without the prior written consent of the Seller. Any assignment or transfer of, or attempt to assign or transfer, Purchaser's interest in this Agreement shall be an act of default hereunder by Purchaser and subject to the provisions of Paragraph 10 hereof. Notwithstanding the foregoing, Purchaser may assign its interest in this Agreement without the consent of Seller to any entity in which Purchaser owns a controlling interest, provided that Purchaser remains liable for and the assignee assumes the obligations of Purchaser hereunder.

15. BROKER. The parties hereto represent and warrant that no broker commission or finder fee is due and payable in connection with this transaction other than to Apartment Realty Advisors ("ARA") (to be paid by Seller). Seller's commission to ARA shall only be payable out of the proceeds of the sale of the Property in the event the transaction set forth herein closes. Purchaser and Seller shall indemnify, defend and hold the other party hereto harmless from any claim whatsoever (including without limitation, reasonable attorney's fees, court costs and costs of appeal) from anyone claiming by or through the indemnifying party any fee, commission or compensation on account of this Agreement, its negotiation or the sale hereby contemplated other than to ARA. The indemnifying party shall undertake its obligations set forth in this Paragraph 15 using attorneys selected by the indemnifying party and reasonably acceptable to the indemnified party. The provisions of this Paragraph 15 will survive the Closing and delivery of the Deed.

16.  REPRESENTATIONS AND WARRANTIES.

     16.1. Any reference herein to Seller's knowledge or notice of any matter or thing shall only mean such knowledge or notice that has actually been received by Daniel Charleston or Mike Becker (together, the "Seller's Representatives"), and any representation or warranty of the Seller is based upon those matters of which the Seller's Representatives have actual knowledge. Any knowledge or notice given, had or received by any of Seller's agents, servants or employees shall not be imputed to Seller, the general partner or limited partners of Seller, the subpartners of the general partner or limited partners of Seller or Seller's Representatives.

     16.2. Subject to the limitations set forth in Paragraph 16.1, Seller hereby makes the following representations and warranties, which representations and warranties are made to Seller's knowledge and which shall not survive Closing: (i) Seller has no knowledge of any pending or threatened litigation, claim, cause of action or administrative proceeding concerning the Property; (ii) Seller has the power to execute and deliver this Agreement and consummate the transactions contemplated herein; (iii) the rent roll attached hereto as Exhibit L which Seller will update as of the Closing Date is accurate as of the date set forth thereon; (iv) there are no other leases or occupancy agreements affecting the Property other than as shown on Exhibit L; (v) there are no service or maintenance contracts or other contracts or agreements affecting the operation of the Property after the Closing now in force between Seller and any other party with respect to or affecting the Property, except for the contracts set forth on Exhibit H attached hereto and by reference incorporated herein, and Seller has delivered to Purchaser true, correct and complete copies of all of the contracts and all amendments thereto set forth on Exhibit H; (vi) Seller has not received any written notice or written request of any municipal department, insurance company or board of fire underwriters (or organization exercising functions similar thereto) requesting the performance of any work or alteration with respect to the Property which has not been satisfied; and (vii) except as may be set forth in the Existing Report, Seller has not received any notice from any governmental authority having jurisdiction over the Property of any uncured violation of any Environmental Law with respect to the Property.

     16.3. Purchaser hereby represents and warrants to Seller that Purchaser has the full right, power and authority to execute and deliver this Agreement and consummate the transactions contemplated herein.

     16.4. The Parties agree that the representations and warranties contained herein and in the Seller's Certificate deliverd at Closing shall survive Closing for a period of ninety (90) days (i.e., the claiming party shall have no right to make any claims against the other party for a breach of other representation or warranty after the expiration of ninety (90) days immediately following the Closing).

     16.5. Seller covenants to operate and manage the Property in the same manner that it has managed, maintained, and operated the Property during the period of Seller's ownership, subject to reasonable wear and tear and casualty.

17. LIMITATION OF LIABILITY. Neither Seller, nor any Affiliate of Seller, nor any of their respective beneficiaries, shareholders, partners, directors, officers, agents or employees, heirs, successors or assigns shall have any personal liability of any kind or nature for or by reason of any matter or thing whatsoever under, in connection with, arising out of or in any way related to this Agreement, the documents delivered at Closing, and the transactions contemplated herein, and Purchaser hereby waives for itself and anyone who may claim by, through or under Purchaser any and all rights to sue or recover on account of any such alleged personal liability.

18.  CONDITIONS PRECEDENT.

     18.1. The Property is currently encumbered by those certain Multifamily Housing Revenue Refunding Bonds, (North Hill Apartments Project) Series 1994 in the original aggregate principal amount of $16,880,000.00 (the "Bonds") as evidenced and/or secured by, among other items, the following documents (collectively with any other documents made in connection with the Bonds and the financing and/or refinancing relating thereto with respect to the Property are hereinafter referred to as the "Existing Bond and Mortgage Documents"): (a) the Multifamily Note (the "Note") made by Seller for the benefit of Issuer, endorsed by Issuer to Lender, and endorsed by Lender to the Federal National Mortgage Association ("Fannie Mae"); (b) that certain

Indenture of Trust dated as of December 1, 1994 (the "Indenture") between the Housing Authority of the County of DeKalb, Georgia, a public body corporate and politic of the State of Georgia (the "Issuer") and Bank South N.A., Atlanta, Georgia, a national banking association (the "Trustee"); (c) the Financing Agreement dated as of December 1, 1994 (the "Financing Agreement") pursuant to which the proceeds of the Bonds were loaned to Seller, by and among the Issuer, the Trustee, the Seller and Washington DUS, Inc., a Delaware corporation (the "Lender"); (d) the Second Amended and Restated Land Use Restriction Agreement dated as of December 1, 1994 (the "Regulatory Agreement") by and among the Issuer, the Seller and the Trustee; (e) the Multifamily Deed to Secure Debt, Assignment of Rents and Security Agreement made by Seller for the benefit of Issuer; (f) the Replacement Reserve and Security Agreement dated December 1, 1994 (the "Replacement Reserve") by and between Seller and Lender; and (g) the Guaranty Agreement dated December 1, 1994 (the "Guaranty") by and between Balcor Realty Investors 85-Series III, a Real Estate Limited Partnership, an Illinois limited partnership, and the Issuer; and (h) those documents listed on Exhibit N attached hereto.

     18.2. Purchaser and Seller agree that the performance of their obligations under this Agreement shall be subject to the party(ies) (as specified below) unconditionally procuring, using commercially reasonable efforts, on or before the Closing Date the following:

          18.2.1. Seller and Purchaser obtaining, on terms acceptable to Purchaser and Seller in their sole and absolute discretion, the written consent of Issuer, Trustee, Lender and Fannie Mae and any other applicable parties to
(a) the assignment to and assumption by Purchaser of the Bonds and the Existing Bond and Mortgage Documents and (b) the sale of the Property to Purchaser;

          18.2.2. Purchaser and Seller satisfying all other conditions to the transfer of the Bonds arising out of the Existing Bond and Mortgage Documents upon terms reasonably acceptable to Purchaser including, without limitation, any bond counsel's opinion or opinion of Purchaser's counsel required by such transfer;

          18.2.3. Seller obtaining, on terms acceptable to Seller in Seller's sole and absolute discretion, the written acknowledgment of Issuer, Trustee, Lender and Fannie Mae to the release of Seller and Seller's affiliated entities in connection with any and all liabilities and obligations arising out of the Bonds and Existing Bond and Mortgage Documents;

          18.2.4. Seller shall have executed and delivered to Purchaser the certificate in the form of Exhibit O attached hereto;

          18.2.5. Bond counsel shall have committed to issuing its opinion as required under the Existing Bond and Mortgage Documents; and

          18.2.6. Purchaser shall obtain, on terms reasonably acceptable to Purchaser, a commitment for additional financing for a "taxable tail" of approximately $3,500,000.00.

The foregoing conditions set forth in Paragraphs 18.2.1, 18.2.2, 18.2.3, 18.2.4, 18.2.5 and 18.2.6 shall hereinafter be referred to as the "Conditions Precedent". Both Seller and Purchaser shall fully cooperate with each other and use good faith efforts to satisfy the Conditions Precedent, including, but not limited to, Purchaser submitting to Issuer, Trustee, Lender and Fannie Mae all reasonably requested financial and other information.

     18.3. If any Condition Precedent has not been satisfied in accordance with the terms of Paragraph 18.2, then Seller or Purchaser may deliver notice ("Extension Notice") to the other party on or before March 20, 1997 extending the date for the satisfaction of the Conditions Precedent until April 21, 1997, in which event the Closing of this transaction shall be extended to the date which is five (5) business days after the satisfaction of the Conditions Precedent, but in no event later than April 28, 1997. The receiving party shall acknowledge the Extension Notice and forward a copy of the acknowledged Extension Notice to the Title Insurer as evidence of the parties' intent to extend the Closing Date. In the event any of the Conditions Precedent are not satisfied on or before March 20, 1997, and Seller or Purchaser does not deliver an Extension Notice in accordance with the terms hereof, then the Agreement shall be terminated, and the Earnest Money shall be immediately paid to Purchaser, together with any interest earned thereon, and neither Seller nor Purchaser shall have any right, obligation or liability under the Agreement except for the indemnities set forth in Paragraphs 7 and 15 of this Agreement. In the event Seller or Purchaser elects to extend the date for satisfying the Conditions Precedent in accordance with the terms of this Paragraph 18 and the Conditions Precedent have not been satisfied on or before April 21, 1997, then this Agreement shall be terminated, and the Earnest Money shall be immediately paid to Purchaser, together with any interest earned thereon, and neither Seller nor Purchaser shall have any right, obligation or liability under the Agreement, except for the indemnity set forth herein in Paragraphs 7 and 15 of this Agreement.

     18.4. Purchaser hereby agrees to pay all costs and expenses associated with procuring and satisfying the Conditions Precedent, including, but not limited to, any opinion of counsel required under the Existing Bond Documents and any assumption or transfer fee or related fees due Issuer, Trustee, Lender or Fannie Mae in connection with the sale of the Property to Purchaser, the assignment to and assumption of the Existing Bond and Mortgage Documents by Purchaser, or the obtaining by Purchaser of the commitment for additional financing in the approximate amount of $3,500,000.00. In the event of a termination of this Agreement under either the terms of Paragraph 7 of this Agreement or the terms of this Paragraph 18, all expenses incurred in association with procuring and satisfying the Conditions Precedent shall be deducted from the Earnest Money and paid. The balance of the Earnest Money, together with any interest earned thereon, shall then be paid to Purchaser.

19.  TIME OF ESSENCE.  Time is of the essence of this Agreement.

20. NOTICES. Any notice or demand which either party hereto is required or may desire to give or deliver to or make upon the other party shall be in writing and may be personally delivered or given or made by overnight courier such as Federal Express, by facsimile transmission or made by United States registered or certified mail addressed as follows:

          TO SELLER:          N.H. Associates
                              c/o The Balcor Company
                              Bannockburn Lake Office Plaza
                              2355 Waukegan Road
                              Suite A-200
                              Bannockburn, Illinois  60015
                              Attention:  Ilona Adams

     with copies to:          The Balcor Company
                              Bannockburn Lake Office Plaza
                              2355 Waukegan Road
                              Suite A-200
                              Bannockburn, Illinois  60015
                              Attention:  Alan Lieberman
                              (847) 317-4360
                              (847) 317-4462 (FAX)

             and to:          Katten Muchin & Zavis
                              525 West Monroe Street
                              Suite 1600
                              Chicago, Illinois  60661-3693
                              Attention:  Daniel J. Perlman, Esq.
                              (312) 902-5532
                              (312) 902-1061 (FAX)

       TO PURCHASER:          EEA Development, Inc.
                              1925 N. Lynn Street
                              Suite 901
                              Arlington, Virginia  22209
                              Attention:  Mr. R. Stewart Bartley
                              (703) 525-1600
                              (703) 525-1609 (FAX)

    and one copy to:          Hunton & Williams
                              NationsBank Plaza, Suite 4100
                              600 Peachtree Street
                              Atlanta, GA 30308
                              Attention:  Alexander W. Suto, Esq.
                              (404) 888-4028
                              (404) 888-4190 (FAX)

subject to the right of either party to designate a different address for itself by notice similarly given. Any notice or demand so given shall be deemed to be delivered or made on the next business day if sent by overnight courier, or the same day as given if sent by facsimile transmission and received by 5:00 p.m. Chicago time or on the 4th business day after the same is deposited in the United States Mail as registered or certified matter, addressed as above provided, with postage thereon fully prepaid. Any such notice, demand or document not given, delivered or made by registered or certified mail, by overnight courier or by facsimile transmission as aforesaid shall be deemed to be given, delivered or made upon receipt of the same by the party to whom the same is to be given, delivered or made. Copies of all notices shall be served upon the Escrow Agent.

21.  EXECUTION OF AGREEMENT AND ESCROW AGREEMENT.  Purchaser will execute two
(2) copies of this Agreement and three (3) copies of the Escrow Agreement and forward them to Seller for execution, accompanied with the Earnest Money payable to the Escrow Agent set forth in the Escrow Agreement. Seller will forward one (1) copy of the executed Agreement to Purchaser and will forward the following to the Escrow Agent:

     (A)  Earnest Money;

     (B)  One (1) fully executed copy of this Agreement; and

     (C) Three (3) copies of the Escrow Agreement signed by the parties with a direction to execute two (2) copies of the Escrow Agreement and deliver a fully executed copy to each of the Purchaser and the Seller.

22. GOVERNING LAW. The provisions of this Agreement shall be governed by the laws of the State of Georgia.

23. ENTIRE AGREEMENT. This Agreement constitutes the entire agreement between the parties and supersedes all other negotiations, understandings and representations made by and between the parties and the agents, servants and employees.

24. COUNTERPARTS. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument.

25. CAPTIONS. Paragraph titles or captions contained herein are inserted as a matter of convenience and for reference, and in no way define, limit, extend or describe the scope of this Agreement or any provision hereof.

26. SERVICE CONTRACTS. Attached hereto as Exhibit H is a list of service contracts ("Service Contracts") affecting the Property. Seller shall assign the Service Contracts to Purchaser at Closing, and Purchaser shall assume responsibility and obligations under the Service Contracts. Seller agrees not to enter into any other service contracts affecting the Property, except for service contracts which are terminable of not more the thirty (30) days notice. Seller agrees to terminate any and all management agreements affecting the Property as of Closing Date. Prior to Closing, Seller agrees to deliver a notice of termination to both the servicer of the laundry contract and the servicer of the uniform contract.

     IN WITNESS WHEREOF, the parties hereto have put their hand and seal as of the date first set forth above.


PURCHASER:

EEA DEVELOPMENT, INC., an
Delaware corporation


By:   /s/ R. Stewart Bartley
     -------------------------------
Name:     R. Stewart Bartley
     -------------------------------
Its:      Vice President
     -------------------------------


SELLER:

N.H. Associates, an Illinois limited partnership

By:  North Hill Partners, an Illinois joint venture, its general partner

     By: Thornhill Limited Partnership, an Illinois limited partnership, a joint venture partner

          By: Balcor Partners-XVI, an Illinois general partnership, its general partner

               By: RGF-Balcor Associates-II, an Illinois general partnership, a partner

                    By: The Balcor Company, a Delaware corporation, a general partner

                         By:   /s/ Daniel L. Charleston
                              ------------------------------
                         Name:     Daniel L. Charleston
                              ------------------------------
                         Its:      Authorized Agent
                              ------------------------------
                    of Apartment Realty Advisors ("Seller's Broker") executed this Agreement in its capacity as a real estate broker and acknowledges that the fee or commission due it from Seller as a result of the transaction described in this Agreement is as set forth in that certain Listing Agreement, dated December 5, 1995 between Seller and Seller's Broker (the "Listing Agreement"). Seller's Broker also acknowledges that payment of the aforesaid fee or commission is conditioned upon the Closing and the receipt of the Purchase Price by the Seller. Seller's Broker agrees to deliver a receipt to the Seller at the Closing for the fee or commission due Seller's Broker and a release in the appropriate form stating that no other fees or commissions are due to it from Seller or Purchaser.


                              APARTMENT REALTY ADVISORS


                              By:
                                   -----------------------------------
                              Name:
                                   -----------------------------------
                              Its:
                                   -----------------------------------

                                   Exhibits


A    -    Legal

B    -    Personal Property

C    -    Escrow Agreement

D    -    Title Commitment

E    -    Deed

F    -    Bill of Sale

G    -    Assignment and Assumption of Intangible Property

H    -    Service Contracts

I    -    Assignment and Assumption of Leases and Security Deposits

J    -    FIRPTA Statement

K    -    Notice to Tenants

L    -    Rent Roll

M    -    Assignment and Assumption of Existing Bond and Mortgage Documents

N    -    Additional Existing Bond and Mortgage Documents

O    -    Seller's Certificate